Exhibit 99.1

For Immediate Release

February 23, 2012

SAP Executive Board Recommends an Increased Dividend After a Record Year and a Special Dividend Payment

WALLDORF, Germany — February 23, 2012 — Today, the SAP AG Executive Board has prepared the 2011 consolidated financial statements and will recommend to the SAP Supervisory Board to propose at the Annual General Meeting of Shareholders to increase the dividend by 83% from €0.60 to €1.10 per share for the fiscal year 2011. This includes a special dividend of €0.35 per share to celebrate SAP’s 40th anniversary. If the SAP supervisory board and the shareholders at the Annual General Meeting of Shareholders approve this recommendation, the total amount distributed in dividends would be around €1.3 billion (2010: €713 million). The dividend payout ratio would be 38% (2010: 39%).

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 183,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

For more information, financial community only:

Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET

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